Exhibit 99.1

NewcelX Announces Updated Corporate Presentation Ahead of Key Spring 2026 Investor and Partnering Conferences

Reinforces strategic focus on Type 1 Diabetes cell therapy and highlights expansion of Scientific Advisory Board and leadership team

Zurich, Switzerland – January 29, 2026 — NewcelX Ltd. (NASDAQ: NCEL) (“NewcelX” or the “Company”), a clinical-stage cell therapy company advancing transformative treatments for chronic metabolic and neurodegenerative diseases, today announced the release of an updated corporate presentation in advance of its participation in several major spring 2026 investor and partnering conferences, including BIO-Europe Spring in Lisbon.

The updated corporate deck reflects NewcelX’s sharpened strategic focus on its lead cell therapy programs for Type 1 Diabetes, highlighting recent scientific progress, clinical development priorities, and the Company’s differentiated approach to restoring endogenous insulin production through regenerative medicine.

In addition, the presentation introduces several highly experienced and internationally recognized additions to NewcelX’s Scientific Advisory Board and leadership team. These appointments significantly strengthen the Company’s expertise across cell therapy development, translational medicine, clinical strategy, and commercialization, and further position NewcelX to execute on its near- and mid-term value creation milestones.

“Our updated corporate presentation clearly articulates NewcelX’s mission to deliver disease-modifying cell therapies, with Type 1 Diabetes now firmly established as our primary clinical focus,” said Ronen Twito, Executive Chairman & CEO of NewcelX. “Equally important, we are proud to welcome outstanding new scientific and operational leaders whose depth of experience materially enhances our ability to advance our pipeline and engage strategically with partners and investors. As we head into an active spring conference season, we look forward to sharing our progress and vision with the global biotech community.”

Management will be available for one-on-one meetings during upcoming spring conferences, including BIO-Europe Spring 2026 in Lisbon, where the Company plans to engage with potential partners, investors, and collaborators.

The updated presentation is available on the Company’s website at: Corporate Presentation

About NewcelX Ltd.

NewcelX Ltd. (Nasdaq: NCEL) is a clinical-stage biotechnology company focused primarily on developing cell-based therapies for Type 1 Diabetes, supported by a broader platform spanning neurodegenerative and metabolic diseases. The Company’s proprietary stem-cell technologies enable the scalable production of functional human cells for “off-the-shelf” therapeutic use, complemented by strategic collaborations and targeted in-house innovation. NewcelX is headquartered in Zurich, Switzerland, with research and development operations in Ness Ziona, Israel.

Social Media: LinkedIn, Facebook, X, Instagram

Website: www.newcelx.com

Investor & Media Contacts

Sarah Bazak, Investors relations

InvestorRelations@newcelx.com

Forward-Looking Statements

This press release contains expressed or implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. For example, NewcelX is using forward-looking statements when it discusses advancing its pipeline and engaging strategically with partners and investors. These forward-looking statements and their implications are based on the current expectations of the management of NewcelX and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; potential delays or obstacles in launching or completing clinical trials; products that may not be approved by regulatory agencies; technologies that may not be validated or accepted by the scientific community; the inability to retain or attract key employees; unforeseen scientific difficulties with products in development; higher-than-expected product costs; results in the laboratory that do not translate to clinical success; insufficient patent protection; possible adverse safety outcomes; legislative changes; delays in developing or introducing new technologies, products, or applications; and competitive pressures that could reduce market share or pricing. Except as otherwise required by law, NewcelX does not undertake any obligation to publicly release revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in its Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”) and available at www.sec.gov, as well as in subsequent filings made by NewcelX, including under the heading “Risk Factors” in its proxy statement/prospectus filed with the SEC on November 6, 2025.